DATARAM

PRESS RELEASE

Dataram Contact:                  Investor Contact:
Mark Maddocks,                    Joe Zappulla
Chief Financial Officer           Wall Street Investor Relations Corp.
609-799-0071                      212-714-2445
info@dataram.com                  JZappulla@WallStreetIR.com

        DATARAM REPORTS THIRD QUARTER FINANCIAL RESULTS


   o  Generates $0.09 proforma earnings per share
   o  Prepays $9.8 million of debt

PRINCETON, N.J. February 20, 2002 -- Dataram Corporation NASDAQ: DRAM) today reported its financial results for its fiscal third quarter ended January 31, 2002. Revenues for the third quarter were $19.6 million compared to $19.2 million in the prior fiscal quarter and $26.8 million for the third quarter of the previous fiscal year. The Company's proforma net earnings, which excludes one-time charges totaling approximately $5.7 million for intangible asset amortization and interest expense associated with early debt retirement, was $880,000 or $0.09 per diluted share. This compares to proforma net earnings of $456,000 or $0.05 per diluted share in the prior quarter and net earnings of $2.0 million or $0.21 per diluted share for the third quarter of the previous fiscal year. After one-time charges, the current year's third quarter net loss was $4.8 million or $0.57 per share.


During this year's third quarter, the Company prepaid its term loan and capital lease obligations, incurring approximately $400,000 in incremental interest expense associated with the prepayment. This action is expected to result in a reduction of future net interest expense of approximately $600,000 annually.


Also, consistent with its previous statements, the Company conducted an evaluation of its goodwill and intangible assets in the third quarter of this fiscal year. The evaluation of the carrying value of the Company's goodwill resulted in no change to that value. The evaluation of intangible assets has resulted in a one-time non-cash charge of approximately $5.3 million. As a result, the Company will no longer incur future intangible asset amortization charges, which amounted to approximately $1.4 million, annually.



                                       Second        Third              Nine
(In 000's, except per share amounts)   Quarter       Quarter           Months

                                       FY2002     FY2002   FY2001    FY2002*    FY2001

Revenues                              $19,173    $19,646  $26,829   $61,389   $104,691
Proforma net earnings (loss)             $456       $880   $2,030     $(128)    $7,961
Proforma EPS                            $0.05      $0.09    $0.21    $(0.02)     $0.81
Proforma shares outstanding             9,291      9,334    9,745     8,486      9,842
Amortization of intangible assets        $296     $5,263       --    $5,856         --
Interest expense on debt prepayment        --       $400       --      $400         --
Net earnings (loss)                      $160    $(4,783)  $2,030   $(6,384)    $7,961
EPS                                     $0.02     $(0.57)   $0.21    $(0.75)     $0.81
Shares outstanding                      9,291      8,454    9,745     8,486      9,842

*     Includes restructuring charges of $1.2 million



Mark Maddocks, Dataram's chief financial officer, commented, "The current low interest rate environment provided an opportunity to significantly reduce our cost of capital. Using cash on hand and $3.9 million of our $15.0 million revolving credit line, we retired our term debt and capital lease obligations, which totaled $13.7 million. While we incurred extra interest expense this quarter as a result of the prepayment, the payback period is short and the Company will benefit from significantly lower interest charges in the future. Our balance sheet remains strong and we have the liquidity and capital resources in place to finance our future operating and capital needs."


Mr. Maddocks continued, "We stated in prior quarters that we anticipated the requirement to perform an evaluation of the carrying value of our goodwill and intangible assets. We conducted the analysis this quarter and concluded that no adjustment was necessary to the carrying value of our goodwill. The Company's intangible assets consisted of the carrying value of our fiscal 2001 acquisition's customer base as it existed on the date of acquisition. As a result of our integration activities, the customer base has changed and the future cash flows expected to be generated by the acquired customer base as it existed at the date of acquisition no longer supports a carrying value for those assets. Accordingly, we have fully amortized those assets this fiscal quarter."


Robert Tarantino, Dataram's chairman and CEO stated, "The value in our Company lies in our ability to utilize our expanded sales team to market plug compatible workstation and server memory as well as in utilizing our manufacturing expertise and assets to service the memory needs of new and existing OEM customers. We are pleased with the integration of our worldwide sales team, product offering and manufacturing assets and we are on target for our international operations to be accretive to earnings in the current fourth quarter. While we believe, given the current economic environment, domestic customers will continue to be conservative with their near term capital spending on information technology, we remain confident in Dataram's ability grow profitably as the economy recovers."


Dataram will conduct a conference call at 4:15 p.m. (EST) today to present its third quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-205-6214 and providing the following reservation number: 20350743. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the Internet through Vcall at www.vcall.com. A replay of the call will be available approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 and entering the reservation number listed above.


ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 35th year in the computer industry, is a leading provider of computer memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers, workstations and notebooks from Compaq, Dell, Fujitsu/Siemens, HP, IBM, Intel, SGI, Sun and Toshiba. Additional information is available on the Internet at www.dataram.com.

                       Financial Tables Follow


              DATARAM CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands, except per share amounts)
                           (Unaudited)

                               Three Months Ended       Nine Months Ended
                              1/31/2002  1/31/2001     1/31/2002  1/31/2001

Revenues                      $  19,646  $  26,829     $  61,389  $ 104,691
Costs and expenses:
   Cost of sales                 12,547     19,838        40,224     79,453
   Engineering and development      438        386         1,446      1,173
   Selling, general and
     administrative               5,293      3,728        16,558     12,134
   Intangible asset amortization  5,263          0         5,856          0
   Restructuring charges              0          0         1,200          0
                              _________  _________     _________  _________
                                 23,541     23,952        65,284     92,760

Earnings (loss) from operations  (3,895)     2,877        (3,895)    11,931

Interest income (expense), net     (528)       317          (825)       839
                              _________  _________     _________  _________

Earnings (loss) before income
taxes                            (4,423)     3,194        (4,720)    12,770

Income taxes                        360      1,164         1,664      4,809
                              _________  _________     _________  _________
Net earnings (loss)           $  (4,783) $   2,030     $  (6,384) $   7,961
                              =========  =========     =========  =========

Net earnings (loss) per share:
     Basic                    $   (0.57) $     .24     $    (.75) $     .94
                              =========  =========     =========  =========
     Diluted                  $   (0.57) $     .21     $    (.75) $     .81
                              =========  =========     =========  =========

Average number of shares outstanding:
     Basic                        8,454      8,515         8,486      8,500
                              =========  =========     =========  =========
     Diluted                      8,454      9,745         8,486      9,842
                              =========  =========     =========  =========

                     DATARAM CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (in thousands)

                                           (Unaudited)
                                        January 31, 2002     April 30, 2001

ASSETS
Current assets:
     Cash and cash equivalents             $   2,838         $  10,236
     Trade receivables, net                   11,521            17,641
     Inventories                               6,568             5,925
     Other current assets                      1,610               888
                                           _________         _________
     Total current assets                     22,537            34,690

Property and equipment, net                   10,336            13,226

Goodwill                                      11,144             9,957
Intangible assets, net                             0             7,043

Other assets                                     385               365
                                           _________         _________

                                        $     44,401         $  65,281
                                           =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term debt  $          0         $   2,000
     Current portion of capital lease
       obligations                                 0               978
     Accounts payable                          6,547             7,219
     Accrued liabilities                       1,943             3,960
                                           _________         _________
     Total current liabilities                 8,490            14,157

Deferred income taxes                            948               948
Long-term debt                                 3,900             8,000
Long-term capital lease obligations                0             4,133

Stockholders' equity                          31,063            38,043
                                              44,401            65,281


The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.